

Mail Stop 3030

November 9, 2017

<u>Via E-mail</u>
Lorenzo A. Flores
Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2017**
> **Response dated October 13, 2017**
> **File No. 000-18548**

Dear Mr. Flores:

We have reviewed your October 13, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2017 letter.

Form 10-K for the Fiscal Year Ended April 1, 2017

Financial Condition, Liquidity and Capital Resources, page 35

1. We note your response to prior comment 1. In future filings, please consider whether disclosure is appropriate regarding the risks if the Commission or a court were to disagree with your conclusions regarding whether you are an Investment Company.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery

cc: Josh LaGrange